UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41482

Nexera Technologies Ltd

(Translation of Registrant’s Name into English)

7 Mezada St.,

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Registered Direct Offering

On June 8, 2026, Nexera Technologies Ltd, or the Company, entered into securities purchase agreements, or the Securities Purchase Agreements, with certain institutional investors, or the Purchasers, pursuant to which the Company agreed to issue and sell to the Purchasers in a registered direct offering an aggregate of 1,200,000 ordinary shares, or the Shares, no par value per share of the Company, or the Ordinary Shares, and in a concurrent private placement ordinary warrants to acquire up to 1,200,000 Ordinary Shares, or the Warrants, at an aggregate price of $1.00 per Ordinary Share and Warrant, or collectively, the Transaction, for aggregate gross proceeds of approximately $1,200,000 before deducting offering expenses. The Transaction is expected to close on or about June 9, 2026, subject to the satisfaction or waiver of customary closing conditions. The Company intends to use the net proceeds from the Transaction for working capital and general corporate purposes.

The Warrants are exercisable immediately upon issuance at an exercise price of $1.00 per Ordinary Share and will expire on the sixty-six (66)-month anniversary of the original issuance date of the Warrants.

The registered direct offering was conducted pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-283904), declared effective by the Securities and Exchange Commission, or the SEC, on January 3, 2025, a and the base prospectus contained therein and the prospectus supplement thereto, which prospectus supplement will be filed with the SEC on or prior to June 9, 2026.

The Warrants and the Ordinary Shares issuable upon the exercise of the Warrants are not being registered under the Securities Act of 1933, as amended, or the Securities Act, are not being registered under the Securities Act, and are being offered and sold pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Securities Purchase Agreements require the Company to file a registration statement on Form F-1 (or any other available form), as soon as practicable (and in any event within 30 calendar days of the date of the Securities Purchase Agreements), to register the resale of the Ordinary Shares issuable upon exercise of the Warrants and to use commercially reasonable efforts to cause such registration statement to become effective within 60 days of the filing of the registration statement, or within 90 days in the event of a full review by the SEC, and to keep such registration statement effective as provided in the Securities Purchase Agreements.

The Securities Purchase Agreements contain customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties and termination provisions. In addition, the Securities Purchase Agreements prohibit the issuance of Shares to a Purchaser to the extent that, after giving effect to such issuance, the Purchaser and its affiliates would beneficially own more than 4.99% of the outstanding Ordinary Shares. The Warrants also contain a 4.99% beneficial ownership limitation that restricts a holder’s ability to exercise the Warrants to the extent that, after giving effect to such exercise, the holder and its affiliates would beneficially own more than 4.99% of the outstanding Ordinary Shares.

The foregoing summaries of the Securities Purchase Agreements and the Warrants do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the form of such documents filed as Exhibit 10.1 and 4.1, respectively, hereto and incorporated by referenced herein. A copy of the press release related to the Transaction titled “Nexera Technologies Announces Pricing of $1.2 Million Registered Direct Offering and Concurrent Private Placement” is furnished as Exhibit 99.1 hereto and is incorporated by referenced herein. A copy of the opinion of Meitar | Law Offices relating to the legality of the Shares is filed as Exhibit 5.1 hereto.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report of Foreign Private Issuer on Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341, File No. 333-293607 and File No. 333-295999) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459, File No. 333-291322 and File No. 333-295195), to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when discussing the anticipated closing date of the Transaction, the expected gross proceeds and the anticipated use of the net proceeds from the Transaction. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
4.1	Form of Warrant.
5.1	Opinion of Meitar | Law Offices.
10.1	Form of Securities Purchase Agreement.
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)
99.1	Press Release issued by Nexera Technologies Ltd dated June 8, 2026, titled “Nexera Technologies Announces Pricing of $1.2 Million Registered Direct Offering and Concurrent Private Placement”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexera Technologies Ltd

Date: June 9, 2026	By:	/s/ Ronen Zalayet
	Name:	Ronen Zalayet
	Title:	Chief Financial Officer

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